Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation:

We consent to the incorporation by reference in the registration statement (no. 333-144216) on Form S-8 of The Bank of New York Mellon Corporation of our report dated June 22, 2009, with respect to the statements of net assets available for benefits of the Employee Savings and Investment Plan of The Bank of New York Company, Inc. as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental Schedule H, line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2008, which report is included in the December 31, 2008 Annual Report on Form 11-K of the Employee Savings and Investment Plan of The Bank of New York Company, Inc.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 22, 2009